                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*

                             DIGITAL LIGHTWAVE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   253855 10 0
           -----------------------------------------------------------
                                 (CUSIP Number)

                                PETER COHN, ESQ.
                       ORRICK, HERRINGTON & SUTCLIFFE LLP
                                 1000 MARSH ROAD
                              MENLO PARK, CA 94025
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  MARCH 1, 2003
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------
CUSIP NO. 253855 10 0
------------------------------

--------------------------------------------------------------------------------

 1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         DR. BRYAN J. ZWAN

--------------------------------------------------------------------------------

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

 3       SEC USE ONLY

--------------------------------------------------------------------------------

 4       SOURCE OF FUNDS*

         PF

--------------------------------------------------------------------------------

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

--------------------------------------------------------------------------------

                     7     SOLE VOTING POWER
                           18,183,750
                           6,665,000 OF WHICH SHARES ARE SUBJECT TO FORWARD
                           SALE AGREEMENTS AND PLEDGE AGREEMENTS. SEE ITEM 4(a).

                    ------------------------------------------------------------
  NUMBER OF
    SHARES           8     SHARED VOTING POWER
 BENEFICIALLY              0
   OWNED BY
     EACH           ------------------------------------------------------------
  REPORTING
    PERSON           9     SOLE DISPOSITIVE POWER
     WITH                  18,183,750
                           6,665,000 OF WHICH SHARES ARE SUBJECT TO FORWARD
                           SALE AGREEMENTS AND PLEDGE AGREEMENTS. SEE ITEM 4(a).

                    ------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER
                           0

--------------------------------------------------------------------------------

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         18,183,750

--------------------------------------------------------------------------------

 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [ ]
           SHARES*

--------------------------------------------------------------------------------

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.9%

--------------------------------------------------------------------------------

 14      TYPE OF REPORTING PERSON*
         IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------
CUSIP NO. 253855 10 0
------------------------------

--------------------------------------------------------------------------------

 1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         ZG NEVADA LIMITED PARTNERSHIP

--------------------------------------------------------------------------------

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

 3       SEC USE ONLY

--------------------------------------------------------------------------------

 4       SOURCE OF FUNDS*

         OO

--------------------------------------------------------------------------------

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         NEVADA

--------------------------------------------------------------------------------

                     7     SOLE VOTING POWER
                           18,183,750
                           6,665,000 OF WHICH SHARES ARE SUBJECT TO FORWARD
                           SALE AGREEMENTS AND PLEDGE AGREEMENTS. SEE ITEM 4(a).

                    ------------------------------------------------------------
  NUMBER OF
    SHARES           8     SHARED VOTING POWER
 BENEFICIALLY              0
   OWNED BY
     EACH           ------------------------------------------------------------
  REPORTING
    PERSON           9     SOLE DISPOSITIVE POWER
     WITH                  18,183,750
                           6,665,000 OF WHICH SHARES ARE SUBJECT TO FORWARD
                           SALE AGREEMENTS AND PLEDGE AGREEMENTS. SEE ITEM 4(a).

                    ------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER
                           0

--------------------------------------------------------------------------------

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         18,183,750

--------------------------------------------------------------------------------

 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [ ]
           SHARES*

--------------------------------------------------------------------------------

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.9%

--------------------------------------------------------------------------------

 14      TYPE OF REPORTING PERSON*
         PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------
CUSIP NO. 253855 10 0
------------------------------

--------------------------------------------------------------------------------

 1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         ZG NEVADA, INC.

--------------------------------------------------------------------------------

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

 3       SEC USE ONLY

--------------------------------------------------------------------------------

 4       SOURCE OF FUNDS*

         OO

--------------------------------------------------------------------------------

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         NEVADA

--------------------------------------------------------------------------------

                     7     SOLE VOTING POWER
                           18,183,750
                           6,665,000 OF WHICH SHARES ARE SUBJECT TO FORWARD
                           SALE AGREEMENTS AND PLEDGE AGREEMENTS. SEE ITEM 4(a).

                    ------------------------------------------------------------
  NUMBER OF
    SHARES           8     SHARED VOTING POWER
 BENEFICIALLY              0
   OWNED BY
     EACH           ------------------------------------------------------------
  REPORTING
    PERSON           9     SOLE DISPOSITIVE POWER
     WITH                  18,183,750
                           6,665,000 OF WHICH SHARES ARE SUBJECT TO FORWARD
                           SALE AGREEMENTS AND PLEDGE AGREEMENTS. SEE ITEM 4(a).

                    ------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER
                           0

--------------------------------------------------------------------------------

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         18,183,750

--------------------------------------------------------------------------------

 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [ ]
           SHARES*

--------------------------------------------------------------------------------

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.9%

--------------------------------------------------------------------------------

 14      TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------

         This Amendment No. 7 to Schedule 13D ("Amendment No. 7") relates to the Common Stock, $0.0001 par value per share ("Common Stock") of Digital Lightwave, Inc. (the "Issuer"). This Amendment No. 7 amends Amendment No. 6 to Schedule 13D filed by Dr. Zwan, ZG Nevada Limited Partnership and ZG Nevada, Inc. (the "Reporting Persons") with the Securities and Exchange Commission on May 13, 2002 ("Amendment No. 6"). Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 6.

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 of Amendment No. 6 is supplementally amended as follows:

         "Dr. Zwan's address is c/o Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California 94025, Attn: Peter Cohn, Esq. Dr. Zwan's principal occupation is trading. Dr. Zwan is also the Chairman of the Board of Directors of the Issuer."

ITEM 4. PURPOSE OF THE TRANSACTION

         The following sections of Item 4 of Amendment No. 6 are hereby amended and restated in their entirety as follows:

         Item 4(a)(C)

         "(C) On March 1, 2000, ZG Partnership entered into a forward sale agreement ("Agreement II") relating to up to 750,000 shares (the "Base Amount") of Common Stock. Agreement II provides that ZG Partnership will deliver on March 1, 2003 (the "Maturity Date") a number of shares of Common Stock (or, at the option of ZG Partnership, the cash equivalent of such shares) equal to an amount determined in accordance with the formula set forth therein to CSFB SAILS Corp. As of the Maturity Date, the number of shares ZG Partnership was obligated to deliver to CSFB SAILS Corp. under Agreement II was equal to 750,000.

         In connection with Agreement II, ZG Partnership entered into the Pledge Agreement dated March 1, 2000 among ZG Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation, pursuant to which ZG Partnership pledged 750,000 shares of Common Stock of the Issuer (the "Pledged Shares") to CSFB SAILS Corp. to satisfy its obligations under Agreement II to CSFB SAILS Corp.

         On the Maturity Date, in accordance with Agreement II and the Pledge Agreement, the Pledged Shares were released from the Pledge Agreement and delivered to CSFB SAILS Corp. in full satisfaction of ZG Partnerships obligations to CSFB SAILS Corp. under Agreement II."

         Item 4(b)

         "(b) On February 14, 2003, the Issuer borrowed $800,000 from Optel, LLC, an entity controlled by Dr. Zwan ("Optel"), pursuant to a Secured Promissory Note (the "First Note"). On February 26, 2003, the Issuer borrowed an additional $650,000 from Optel pursuant to a second Secured Promissory Note (the "Second Note"). On February 28, 2003, the Issuer borrowed an additional $961,710 from Optel pursuant to a third Secured Promissory Note (the "Third Note"). On March 28, 2003, the Issuer borrowed an additional $450,000 from Optel pursuant to a fourth Secured Promissory Note (the "Fourth Note"). On April 2, 2003, the Issuer borrowed an additional $60,000 from Optel pursuant to a fifth Secured Promissory Note (the "Fifth Note"). On April 29, 2003, the Issuer borrowed an additional $500,000 from Optel pursuant to a sixth Secured Promissory Note (the "Sixth Note"). On May 14, 2003, the Issuer borrowed an additional $400,000 from Optel pursuant to a seventh Secured Promissory Note (the "Seventh Note"). On May 19, 2003, the Issuer borrowed an additional $620,000 from Optel pursuant to an eighth Secured Promissory Note (the "Eighth Note". On May 29, 2003, the Issuer borrowed an additional $520,000 from Optel pursuant to a ninth Secured Promissory Note (the "Ninth Note"). On June 12, 2003, the Issuer borrowed an additional $500,000 from Optel pursuant to a tenth Secured Promissory Note (the "Tenth Note"). On June 26, 2003, the Issuer borrowed an additional $2,000,000 from Optel pursuant to an eleventh Secured Promissory Note (the "Eleventh Note"). On July 14, 2003, the Issuer borrowed an additional $500,000 from Optel pursuant to a twelfth Secured Promissory Note (the "Twelfth Note" and collectively with the First Note, the Second Note, the Third Note, the Fourth Note, the Fifth Note, the Sixth Note, the Seventh Note, the Eighth Note, the Ninth Note, the Tenth Note and the Eleventh Note the
"Optel Notes"). The Optel Notes bear interest at an annual rate of 10%, are secured by a first priority security interest in substantially all of the assets of the Issuer pursuant to the Eleventh Amended and Restated Security Agreement, dated as of July 14, 2003, and may be prepaid at any time. On March 5, 2003 the Issuer repaid the entire balance due under the Third Note.

         Except as set forth above, none of the Reporting Persons presently have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries."

         Item 4(c)

         "(c) Except as set forth in Item 4(b) above, none of the Reporting Persons presently have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries."

         Item 4(d)

         "(d) Dr. Zwan was elected as a director of the Issuer at the Issuer's Annual Meeting of Stockholders held on October 26, 2001.

         Dr. Zwan was named Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer on January 23, 2002. Dr. Zwan resigned as President and Chief Executive Officer of the Issuer on August 9, 2002, but remains Chairman of the Board of Directors.

         The Reporting Persons understand that the Issuer intends to increase the size of its Board of Directors from four (4) members to five (5) members, and to fill the new vacancy with a director who would satisfy the "independence" requirements set forth by NASDAQ and the Securities Exchange Commission. The Issuer has disclosed these intentions in its public filings with the Securities and Exchange Commission.

         Except as noted in this subsection, none of the Reporting Persons presently have any plans or proposals that relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board."

ITEM 5. INTEREST IN SECURITIES OF ISSUER

         The following sections of Item 5 of Amendment No. 6 are hereby amended and restated in their entirety as follows:

         "(a) Dr. Zwan may be deemed to be the beneficial owner of 18,183,750 shares (including the 6,665,000 shares of Common Stock subject to the forward sale agreements and pledge agreements described in Item 4 (a) above) or 57.9% of the outstanding shares of Common Stock (based on the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 15, 2003). Each of ZG Partnership and ZG Inc. may be deemed to be the beneficial owner of 18,183,750 shares or 57.9% of the outstanding shares of Common Stock of the Issuer (including the 6,665,000 shares of Common Stock subject to forward sale agreements and pledge agreements described in Item 4(a) above)."

         To the knowledge of the Reporting Persons, Mr. Miller does not beneficially own any securities of the Issuer."

         "(b) Number of shares as to which such Reporting Person has:

              (i) Sole power to vote or direct the vote: Dr. Zwan has sole power to vote or direct the vote of 18,183,750 shares of Common Stock. In addition, 6,665,000 of such shares are subject to the forward sale agreements and the pledge agreements described in Item 4(a) above. Each of ZG Partnership and ZG Inc. has sole power to vote or direct the vote of 18,183,750 shares of Common Stock. In addition, 6,665,000 of such shares of Common Stock are subject to forward sale agreements and pledge agreements described in Item 4(a) above.

              (ii)    Shared power to vote or direct the vote:

                      Not applicable.

              (iii) Sole power to dispose or to direct the disposition of: Dr. Zwan has the sole power to dispose or to direct the disposition of 18,183,750 shares of Common Stock. 6,665,000 of such shares are subject to the forward sale agreements and the pledge agreements described in Item 4(a) above. Each of ZG Partnership and ZG Inc. has sole power to dispose or direct the disposition of 18,183,750 shares of Common Stock (including the 6,665,000 shares of Common Stock subject to forward sale agreements and pledge agreements described in Item 4(a) above).

              (iv)    Shared power to dispose or to direct the disposition of:

                      Not applicable."

         "(c) Transactions not previously reported on Schedule 13D:

         The information set forth in Item 4(a)(C) hereto is incorporated herein by reference."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of Amendment No. 6 is supplementally amended as follows:

"Optel Notes

On February 19, 2003, the Issuer and Optel entered into the First Note, as described in Item 4(b) above.

On February 26, 2003, the Issuer and Optel entered into the Second Note, as described in Item 4(b) above.

On February 28, 2003, the Issuer and Optel entered into the Third Note, as described in Item 4(b) above.

On March 28, 2003, the Issuer and Optel entered into the Fourth Note, as described in Item 4(b) above.

On April 2, 2003, the Issuer and Optel entered into the Fifth Note, as described in Item 4(b) above.

On April 29, 2003, the Issuer and Optel entered into the Sixth Note, as described in Item 4(b) above.

On May 14, 2003, the Issuer and Optel entered into the Seventh Note, as described in Item 4(b) above.

On May 19, 2003, the Issuer and Optel entered into the Eighth Note, as described in Item 4(b) above.

On May 29, 2003, the Issuer and Optel entered into the Ninth Note, as described in Item 4(b) above.

On June 12, 2003, the Issuer and Optel entered into the Tenth Note, as described in Item 4(b) above.

On June 26, 2003, the Issuer and Optel entered into the Eleventh Note, as described in Item 4(b) above.

On July 14, 2003, the Issuer and Optel entered into the Twelfth Note, as described in Item 4(b) above.

On July 14, 2003, the Issuer and Optel entered into the Eleventh Amended and Restated Security Agreement, as described in Item 4(b) above."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Item 7 of Amendment No. 6 is supplementally amended as follows:

"22. Secured Promissory Note, dated February 19, 2003, between the Issuer and Optel, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on February 14, 2003.

23. Secured Promissory Note, dated February 26, 2003, between the Issuer and Optel, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on February 14, 2003.

24. Secured Promissory Note, dated February 28, 2003, between the Issuer and Optel, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on February 14, 2003.

25. Secured Promissory Note, dated March 28, 2003, between the Issuer and Optel, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on March 28, 2003.

26. Secured Promissory Note, dated April 2, 2003, between the Issuer and Optel, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Annual Report on Form 10-K on April 15, 2003.

27. Secured Promissory Note, dated April 29, 2003, between the Issuer and Optel, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on May 8, 2003.

28. Secured Promissory Note, dated as of May 14, 2003, between the Issuer and Optel, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Quarterly Report on Form 10-Q on May 20, 2003.

29. Secured Promissory Note, dated May 19, 2003, between the Issuer and Optel, LLC. Incorporated by reference to the similarly described Exhibit filed in connection with the Issuer's Quarterly Report on Form 10-Q on May 20, 2003.

30. Secured Promissory Note, dated May 29, 2003, between the Issuer and Optel, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on June 2, 2003.

31. Secured Promissory Note, dated June 12, 2003, between the Issuer and Optel, LLC.

32. Secured Promissory Note, dated June 26, 2003, between the Issuer and Optel, LLC. Incorporated by reference to the similarly described Exhibit filed in connection with the Issuer's Current Report on Form 8-K on June 27, 2003.

33. Secured Promissory Note, dated July 14, 2003, between the Issuer and Optel, LLC.

34. Eleventh Amended and Restated Security Agreement, dated as of July 14, 2003, between the Issuer and Optel, LLC.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2003                 BRYAN J. ZWAN

                                     By: /s/ Bryan J. Zwan
                                         --------------------------------------
                                         Name:  Bryan J. Zwan

Dated: July 15, 2003                 ZG NEVADA LIMITED PARTNERSHIP

                                     BY: ZG NEVADA, INC., AS GENERAL PARTNER

                                     By: /s/ Bryan J. Zwan
                                         --------------------------------------
                                         Name:  Bryan J. Zwan
                                         Title:  President

Dated: July 15, 2003                 ZG NEVADA, INC.

                                     By: /s/ Bryan J. Zwan
                                         --------------------------------------
                                         Name:  Bryan J. Zwan
                                         Title:  President

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                  DESCRIPTION
-------                                 -----------
   1.      Joint Filing Agreement between Bryan J. Zwan, ZG Nevada Limited
           Partnership and ZG Nevada, Inc.

  22. Secured Promissory Note, dated February 19, 2003, between the Issuer and Optel, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form
           8-K on February 14, 2003.

  23.      Secured Promissory Note, dated February 26, 2003, between the
           Issuer and Optel, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on February 14, 2003.

  24.      Secured Promissory Note, dated February 28, 2003, between the
           Issuer and Optel, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on February 14, 2003.

  25.      Secured Promissory Note, dated March 28, 2003, between the
           Issuer and Optel, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on March 28, 2003.

  26.      Secured Promissory Note, dated April 2, 2003, between the
           Issuer and Optel, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Annual Report on Form 10-K on April 15, 2003.

  27.      Secured Promissory Note, dated April 29, 2003, between the
           Issuer and Optel, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on May 8, 2003.

  28. Secured Promissory Note, dated May 14, 2003, between the Issuer and Optel, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Quarterly Report on Form 10-Q on May 20, 2003.

  29.      Secured Promissory Note, dated May 19, 2003, between the Issuer and
           Optel, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Quarterly Report on Form 10-Q on May 20, 2003.

  30.      Secured Promissory Note, dated May 29, 2003, between the Issuer and
           Optel, LLC.  Incorporated by reference to the similarly described
           Exhibit filed in connection with the Issuer's Current Report on Form 8-K on June 2, 2003.

  31. Secured Promissory Note, dated June 12, 2003, between the Issuer and Optel, LLC.

  32. Secured Promissory Note, dated June 26, 2003, between the Issuer and Optel, LLC. Incorporated by reference to the similarly described Exhibit filed in connection with the Issuer's Current
           Report on Form 8-K on June 27, 2003.

  33.      Secured Promissory Note, dated July 14, 2003, between the Issuer and
           Optel LLC.

  34.      Eleventh Amended and Restated Security Agreement, dated as of July
           14, 2003, between the Issuer and Optel, LLC.